OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Esperanza Resources Corp.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

29664V107
(CUSIP Number)

February 4, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29664V107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

4,133,157

6.	SHARED VOTING POWER

5,368,000

7.	SOLE DISPOSITIVE POWER

4,133,157

8.	SHARED DISPOSITIVE POWER

5,368,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,501,157

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	29664V107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Exploration Capital Partners 1998-B Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,368,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,368,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,368,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	29664V107

THIS IS AMENDMENT No.7 IS BEING FILED BY EXPLORATION CAPITAL PARTNERS 1998-B LIMITED PARTNERSHIP.  IT IS THE INITIAL SCHEDULE 13G BEING FILED BY SPROTT INC.

Item 1.	(a).	Name of Issuer:

Esperanza Resources Corp.

(b).	Address of issuer's principal executive offices:

Suite 300, 570 Granville Street Vancouver, British Columbia, Canada V6C 3P1

Item 2.	(a).	Name of person filing:

Sprott Inc. Exploration Capital Partners 1998-B Limited Partnership

(b).	Address or principal business office or, if none, residence:

Sprott Inc. Suite 2700, South Tower Royal Bank Plaza Toronto, ON Canada M5J 2J1 Exploration Capital Partners 1998-B Limited Partnership 7770 El Camino Real Carlsbed, California 92009

(c).	Citizenship:

Sprott Inc. – Canada Exploration Capital Partners 1998-B Limited Partnership - California

(d).	Title of class of securities:

Common Shares without par value

(e).	CUSIP No.:

29664V107

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Sprott Inc. – 9,501,157 Exploration Capital Partners 1998-B Limited Partnership – 5,368,000

(b)	Percent of class:

Sprott Inc. – 16.3% Exploration Capital Partners 1998-B Limited Partnership – 9.3%

(c)	Number of shares as to which Sprott Inc. has:

(i)	Sole power to vote or to direct the vote	4,133,157	,

(ii)	Shared power to vote or to direct the vote	5,368,000	,

(iii)	Sole power to dispose or to direct the disposition of	4,133,157	,

(iv)	Shared power to dispose or to direct the disposition of	5,368,000	.

Number of shares to which Exploration Capital Partners 1998-B Limited Partnership has :

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	5,368,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	5,368,000	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

As of February 4, 2011, each of Resource Capital Investment Corporation, Rule Family Trust udt 12/17/98 and Arthur Richards Rule ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

These shares are held in accounts managed by subsidiaries of Sprott Inc., none of which, with the exception of Exploration Capital Partners 1998-B Limited Partnership, beneficially own more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2011
(Date)

SPROTT INC.

By:	/s/ Kirstin McTaggart
Kirstin McTaggart
Authorized Person

EXPLORATION CAPITAL PARTNERS 1998-B LIMITED PARTNERSHIP

By:	/s/ Kirstin McTaggart
Kirstin McTaggart
Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing on Amendment No. 7 to Schedule 13G for the Common Shares of Esperanza Resources Corp.

February 15, 2011
(Date)

SPROTT INC.

By:	/s/ Kirstin McTaggart
Kirstin McTaggart
Authorized Person

EXPLORATION CAPITAL PARTNERS 1998-B LIMITED PARTNERSHIP

By:	/s/ Kirstin McTaggart
Kirstin McTaggart
Authorized Person

SK 03883 0003 1171934